UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response..0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol MPower Communications Corp. (MPWR)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Gerhard, Lang H.	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 10/2000
(Street) 300 Drakes Landing Road, Suite 290,			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _XX__Form filed by More than One Reporting Person
(City) (State) (Zip) Greenbrae, CA 94904	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/18/2000	P		11,750	A	5.9375	2,449,831	D & I	See notes 2 & 4
Common Stock	10/18/2000	P		38,250	A	5.9375	7,975,169	I	See notes 3 & 4
Common Stock	10/19/2000	P		11,750	A	6.3625	2,449,831	D & I	See notes 2 & 4
Common Stock	10/19/2000	P		38,250	A	6.3625	7,975,169	I	See notes 3 & 4
Common Stock	10/20/2000	P		11,750	A	6.0625	2,449,831	D & I	See notes 2 & 4
Common Stock	10/20/2000	P		38,250	A	6.0625	7,975,169	I	See notes 3 & 4
Common Stock	10/23/2000	P		11,750	A	6.2125	2,449,831	D & I	See notes 2 & 4
Common Stock	10/23/2000	P		38,250	A	6.2125	7,975,169	I	See notes 3 & 4
Common Stock	10/24/2000	P		3,525	A	6.725	2,449,831	D & I	See notes 2 & 4
Common Stock	10/24/2000	P		11,475	A	6.725	7,975,169	I	See notes 3 & 4
Common Stock	10/24/2000	P		8,225	A	6.5625	2,449,831	D & I	See notes 2 & 4

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/24/2000	P		26,775	A	6.5625	7,975,169	I	See notes 3 & 4
Common Stock	10/25/2000	P		9,400	A	6.2406	2,449,831	D & I	See notes 2 & 4
Common Stock	10/25/2000	P		30,600	A	6.2406	7,975,169	I	See notes 3 & 4
Common Stock	10/25/2000	P		2,350	A	6.25	2,449,831	D & I	See notes 2 & 4
Common Stock	10/25/2000	P		7,650	A	6.25	7,975,169	I	See notes 3 & 4
Common Stock	10/30/2000	P		5,875	A	6.75	2,449,831	D & I	See notes 2 & 4
Common Stock	10/30/2000	P		19,125	A	6.75	7,975,169	I	See notes 3 & 4
Common Stock	10/30/2000	P		5,875	A	6.583	2,449,831	D & I	See notes 2 & 4
Common Stock	10/30/2000	P		19,125	A	6.583	7,975,169	I	See notes 3 & 4
Common Stock	10/31/2000	P		1,175	A	6.375	2,449,831	D & I	See notes 2 & 4
Common Stock	10/31/2000	P		3,825	A	6.375	7,975,169	I	See notes 3 & 4
Common Stock	10/31/2000	P		16,450	A	6.8438	2,449,831	D & I	See notes 2 & 4
Common Stock	10/31/2000	P		53,550	A	6.8438	7,975,169	I	See notes 3 & 4

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of (i) Lang H. Gerhard, manager of Estero Partners, LLC, and sole shareholder of West Highland Capital, Inc., and a general partner of investment limited partnerships; (ii) West Highland Capital, Inc., a registered investment adviser and general partner of investment limited partnerships; (iii) Estero Partners, LLC, a general partner of investment limited partnerships and (iv) West Highland Partners, L.P., an investment limited partnership of which Lang Gerhard, West Highland Capital, Inc. and Estero Partners, LLC are the general partners. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by an investment advisory account of West Highland Capital, Inc. or by an investment limited partnership of which West Highland Capital, Inc., Estero Partners, LLC and Lang H. Gerhard are the general partners.

(3) These securities are owned directly by West Highland Partners, L.P. Each of the other reporting persons is a partner of West Highland Partners, L.P. but disclaims beneficial ownership of the shares held by that partner except to the extent of its pecuniary interest therein.

(4) Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

Lang H. Gerhard 11/9/00

By: West Highland Capital, Inc.

Attorney-in-fact

By: /s/ Bonnie George

Bonnie George, Chief Operating Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Joint Filer Information

Name: West Highland Capital, Inc.

Address: 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: MPower Communications Corp. (MPWR)

Statement for Month/Yearr: October 2000

Signature: West Highland Capital, Inc.

By: /s/ Bonnie George

Bonnie George, Chief Operating Officer

Name: Estero Partners, LLC

Address: 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: MPower Communications Corp. (MPWR)

Statement for Month/Year: October 2000

Signature: Estero Partners, LLC

By: West Highland Capital, Inc., Attorney-in-Fact

By: /s/ Bonnie George

Bonnie George, Chief Operating Officer